UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

TOMS Acquisition I LLC

450 W. 14th Street, 13th Floor

New York, NY 10014

Attn: Noam Gottesman

(212) 524 -7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noam Gottesman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,571,449*
	8	SHARED VOTING POWER 10,246,772*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,246,772*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,818,221*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Acquisition I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,023,560*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,023,560*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,023,560*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TOMS Capital Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,708,560*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,708,560*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,708,560*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guy Weltsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,069,148*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,148*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alejandro San Miguel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 412,813*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,813*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anup Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,488*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,488*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lavender Fiduciary Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	See Item 5

Item 1.	Security and Issuer.

This Amendment No. 6 (the “Amendment”) is being jointly filed by Noam Gottesman (“Gottesman”), TOMS Acquisition I LLC, a Delaware limited liability company (“TOMS Acquisition”), TOMS Capital Investments LLC, a Delaware limited liability company (“TCI”, together with Gottesman and TOMS Acquisition, collectively referred to as the “Gottesman Reporting Persons”), Guy Weltsch (“Weltsch”), Alejandro San Miguel (“San Miguel”), Anup Patel (“Patel”) and Lavender Fiduciary Management Inc., a Wyoming corporation, as trustee of various trusts established by Weltsch and San Miguel (“Lavender”, and together with Weltsch, San Miguel and Patel and any other holder of which they have sole beneficial ownership, collectively referred to as the “TOMS Reporting Persons”) to amend the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (as amended by Amendment No. 1 filed on January 7, 2019, Amendment No. 2 filed on January 6, 2020, Amendment No. 3 filed on December 7, 2020, Amendment No. 4 filed on January 6, 2021 and Amendment No. 5 filed on May 25, 2021, the “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Gottesman Reporting Persons and TOMS Reporting Persons are collectively referred to herein as the “Reporting Persons”.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

The Reporting Persons have entered into discussions and intend to cooperate with Martin E. Franklin, Martin E. Franklin Revocable Trust and Mariposa Acquisition II, LLC (the “Separately Filing Group Members”) in exploring and evaluating potential strategic alternatives with respect to the Issuer. Such potential strategic alternatives include transactions that would result in the acquisition of control or significant influence over the Issuer, and include one or more of the types of transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition or disposition of additional securities of the Issuer, a merger or other similar transaction involving the Issuer, a change to the present capitalization or dividend policy of the Issuer, a change in the Issuer’s corporate structure, the delisting of the Ordinary Shares from the New York Stock Exchange or the Ordinary Shares becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (any such transaction, a “Potential Transaction” and collectively, “Potential Transactions”).

On or around May 9, 2022, representatives of the Reporting Persons and the Separately Filing Group Members informed the Issuer’s board of directors (the “Board”) that they intend to evaluate, consider and assess Potential Transactions.

The Reporting Persons (and their affiliates) intend to take such additional steps as may be appropriate from time to time in connection with a Potential Transaction, including, without limitation, engaging in discussions with or responding to inquiries from the Separately Filing Group Members, the Issuer, the Board, the Issuer’s management, other shareholders of the Issuer and/or other persons (including, without limitation, potential co-investors and financing partners that may provide equity and/or debt financing in connection with any Potential Transaction), engaging financial, legal and other professional advisors, taking any actions in or out of the ordinary course of business to facilitate or increase the likelihood of consummation of a Potential Transaction, otherwise seeking control or seeking to influence the management and policies of the Issuer and changing their intentions with respect to any such matters.

The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business; other developments concerning the Issuer and its businesses generally; the Reporting Persons’ businesses and other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. No assurances can be given that any Potential Transaction or any other transactions with respect to the Issuer will be consummated, or if any Potential Transaction or other transactions with respect to the Issuer are undertaken, any terms or timing with respect thereto.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) – (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b)	All percentages below have been calculated based on 172,536,436 Ordinary Shares outstanding as of March 31, 2022.

As of the date hereof, Gottesman beneficially owns, directly or indirectly, an aggregate of 12,818,221 Ordinary Shares (which includes 750,000 Founder Preferred Shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of (A) 1,273,560 Ordinary Shares (which includes 750,000 Founder Preferred Shares convertible into Ordinary Shares within 60 days) held directly by TOMS Acquisition, (B) 6,708,560 Ordinary Shares held indirectly by TCI through a wholly-owned subsidiary of TCI and (C) 1,514,652 Ordinary Shares held indirectly by Gottesman through an entity wholly-owned by Gottesman, and (ii) sole power to vote, or to direct the vote, of 1,069,148, 412,813, 339,488 and 750,000 Ordinary Shares held, directly or indirectly, by Weltsch, San Miguel, Patel and Lavender respectively (which Gottesman has the sole power to vote pursuant to the 2021 Proxy Agreement). In the aggregate, such 12,818,221, 2,023,560, 6,708,560 and 1,514,652 Ordinary Shares represent approximately 7.4%, 1.2%, 3.9% and 0.9% of all outstanding Ordinary Shares and assuming the conversion of the Reporting Person’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person. As of the date hereof, (i) Weltsch may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 1,069,148 Ordinary Shares and (ii) San Miguel, Patel and Lavender may be deemed to beneficially own and have sole power to dispose, or to direct the disposition of, an aggregate of 412,813, 339,488 and 750,000 Ordinary Shares. In the aggregate, such 1,069,148, 412,813, 339,488 and 750,000 Ordinary Shares represent approximately 0.6%, 0.2%, 0.2% and 0.4% of all outstanding Ordinary Shares.

As a result of the matters described in Item 4 above, the Reporting Persons and Separately Filing Group Members may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and may therefore be deemed to beneficially own 23,592,372 Ordinary Shares, constituting approximately 13.6% of the Ordinary Shares outstanding (assuming the conversion of Gottesman’s 750,000 Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person). However, the Reporting Persons expressly disclaim beneficial ownership of the 10,774,151 Ordinary Shares beneficially owned by the Separately Filing Group Members. The Separately Filing Group Members have filed or will file a separate Schedule 13D (or amendment thereto) with respect to their interests. No member of the group assumes any responsibility for the information contained in the Schedule 13D (or amendment thereto) filed by another member of the group.

The filing of this Statement shall not be deemed an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities of the Issuer that it does not directly own. The Reporting Persons specifically disclaim beneficial ownership of the securities reported owned by other members of any group they are deemed to be part of that they do not directly own.

Paragraph (c) of Item 5 of the Statement is hereby amended by adding the following:

(c)	Except as otherwise described herein, no transactions were effected by the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following:

The descriptions of the Reporting Persons, the Separately Filing Group and the Potential Transactions under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Materials to be Filed as Exhibits.

Exhibit C — Joint Filing Agreement among the Reporting Persons, dated January 6, 2021 (incorporated by reference to Exhibit C to the Amendment filed by the Reporting Persons with respect to the Issuer on January 6, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022	TOMS ACQUISITION I LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: Managing Member

TOMS CAPITAL INVESTMENTS LLC

	By:	/s/ Noam Gottesman
Name: Noam Gottesman
Title: President

LAVENDER FIDUCIARY MANAGEMENT INC.

	By:	/s/ Alejandro San Miguel
Name: Alejandro San Miguel
Title: Vice President

/s/ Noam Gottesman
Noam Gottesman

/s/ Guy Weltsch
Guy Weltsch

/s/ Alejandro San Miguel
Alejandro San Miguel

/s/ Anup Patel
Anup Patel